Pricing supplement No. 49 M To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2006 and product supplement M dated March 6, 2007	Registration Statement No. 333-137902 Dated March 7, 2007; Rule 424(b)(2)

Deutsche Bank AG, London Branch

$5,000,000

BRIC Appreciation Notes due September 15, 2008

General

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The notes do not pay interest. Instead, the notes will pay at maturity a base amount plus an additional amount determined by the relative strength of the U.S. dollar (USD), which we refer to as the “reference currency,” compared to the following currencies: the Brazilian Real, the Russian Ruble, the Indian Rupee and the Chinese Renminbi, which we refer to as the “BRIC Basket Currencies.”

•	The BRIC Basket Currencies are equally weighted (25% each).
•	The principal amount of each note is $1,000.
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At maturity, if the Basket Performance is greater than zero, we will pay a base amount of $1,000 per $1,000 note principal amount, plus an additional amount equal to the greater of the Specified Percentage (as defined below) and the Basket Performance (as defined below) multiplied by the initial principal amount of the notes. If the Basket Performance is less than or equal to zero, we will pay $1,000 per $1,000 note principal amount. Any such amounts will be paid in U.S. dollars.

•	The notes are 100% principal protected, if held to maturity.
•	The notes are senior unsecured obligations of Deutsche Bank AG, London Branch due on September 15, 2008.
•	The minimum denomination of the Notes is $1,000.
•	The notes priced on March 7, 2007 and are expected to settle on or about March 14, 2007.

Investing in the notes involves a number of risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” beginning on page PS-5 in this pricing supplement and “Risk Factors” in the accompanying product supplement.

Key Terms

Issuer:	Deutsche Bank AG, London Branch

Calculation Agent:	Deutsche Bank AG, London Branch

BRIC Basket Currencies:	The notes are linked to an equally weighted basket of the following currencies:
•	the Brazilian Real (“BRL”),
•	the Russian Ruble (“RUB”),
•	the Indian Rupee (“INR”) and
•	the Chinese Renminbi (“CNY”),

each a “BRIC Basket Currency.”

Basket currency weights:	The weight of each BRIC Basket Currency is 25%.

Reference currency:	U.S. dollar.

Specified Percentage:	17.00%

Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 note principal amount, of the base amount of $1,000 plus:

If the Basket Performance is less than or equal to zero, then zero.

If the Basket Performance is greater than zero, but less than or equal to the Specified Percentage, the $1,000 note principal amount multiplied by the Specified Percentage.

If the Basket Performance is greater than the Specified Percentage, the $1,000 note principal amount multiplied by the Basket Performance.

Basket Performance:	The Basket Performance is equal to the arithmetic mean of the BRIC Basket Currency Performance for each of the BRIC Basket Currencies.
BRIC Basket Currency Performance:	For each BRIC Basket Currency, the BRIC Basket Currency Performance will be the performance of each BRIC Basket Currency, calculated as follows:

BRIC Basket Currency Starting Level – BRIC Basket Currency Ending Level
BRIC Basket Currency Starting Level

Spot Rate:

For each BRIC Basket Currency on any Business Day, the Spot Rate equals the spot exchange rate for such BRIC Basket Currency against the U.S. dollar, quoted as the number of units of such BRIC Basket Currency per 1 U.S. dollar, as determined by the calculation agent on such Business Day by reference to the Rate Source (as set forth in this pricing supplement under “Historical Information.”)

BRIC Basket Currency Starting Level:	For each BRIC Basket Currency, the Spot Rate for such BRIC Basket Currency on the Trade Date. On the Trade Date, the Spot Rate for each of the BRIC Basket Currencies equalled:
•	2.1121 for BRL,
•	26.2348 for RUB,
•	44.5000 for INR,
•	7.7436 for CNY.

BRIC Basket Currency Ending Level:	For each BRIC Basket Currency, the Spot Rate for such BRIC Basket Currency on the Final Valuation Date.

Rate Source:	The Rate Source for each of the BRIC Basket Currencies is defined below under “Historical Information.”

Trade Date:	March 7, 2007.

Final Valuation Date:	September 8, 2008, subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement.

Maturity Date:	September 15, 2008, subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement.

Business Day:	A day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in London, New York City, Sao Paolo, Moscow, Mumbai and Beijing.

CUSIP:	2515AO BR3

ISIN:	US2515AOBR32

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-332-6939.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Note	$1,000.00	$0	$1,000.00
Total	$5,000,000.00	$0	$5,000,000.00
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this pricing supplement.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$5,000,000.00	$153.50

Deutsche Bank Securities	Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE NOTES

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You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement M dated March 6, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement M dated March 6, 2007: http://www.sec.gov/Archives/edgar/data/1159508/000119312507046624/d424b21.pdf

•	Prospectus supplement dated November 13, 2006: http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006: http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

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No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the securities or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

SUMMARY

Hypothetical Examples of Amounts Payable at Maturity

The following table illustrates hypothetical payments at maturity for a $1,000 principal amount note depending on hypothetical returns of the equally-weighted basket of BRIC Basket Currencies relative to the U.S. dollar. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to the notes. You should consider carefully whether the notes are suitable for your investment goals. The numbers in the table below have been rounded for ease of illustration.

Hypothetical Basket Performance	Principal Amount at Maturity	Hypothetical Performance Return	Hypothetical Payment at Maturity	Hypothetical Percent Return
18%	$1,000	$180	$1,180	18%
16%	$1,000	$170	$1,170	17%
14%	$1,000	$170	$1,170	17%
12%	$1,000	$170	$1,170	17%
10%	$1,000	$170	$1,170	17%
8%	$1,000	$170	$1,170	17%
6%	$1,000	$170	$1,170	17%
4%	$1,000	$170	$1,170	17%
2%	$1,000	$170	$1,170	17%
1%	$1,000	$170	$1,170	17%
0%	$1,000	$0	$1,000	0%
-1%	$1,000	$0	$1,000	0%
-2%	$1,000	$0	$1,000	0%
-3%	$1,000	$0	$1,000	0%
-4%	$1,000	$0	$1,000	0%
-5%	$1,000	$0	$1,000	0%
-6%	$1,000	$0	$1,000	0%

The following hypothetical examples illustrate how the hypothetical payments at maturity set forth in the table above are calculated.

Example 1: The Basket Performance is 6%. Because the Basket Performance is positive, but less than the Specified Percentage of 17%, the investor receives a payment at maturity of $1,170 per $1,000 principal amount of notes calculated, as follows:

Payment at maturity per $1,000 principal amount of notes =

$1,000 + ($1,000 x Specified Percentage) = $1,000 + ($1,000 x 0.17) =

$1,000 + $170 = $1,170

Example 2: The Basket Performance is zero. Because the Basket Performance is zero, the investor receives a payment at maturity of $1,000 per $1,000 principal amount of notes calculated, as follows:

Payment at maturity per $1,000 principal amount of notes = $1,000

Example 3: The Basket Performance is -2%. Because the Basket Performance is negative, the investor receives a payment at maturity of $1,000 per $1,000 principal amount of notes calculated, as follows:

Payment at maturity per $1,000 principal amount of notes = $1,000

Example 4: The Basket Performance is 18%. Because the Basket Performance is positive and greater than the Specified Percentage of 17%, the investor receives a payment at maturity of $1,180 per $1,000 principal amount of notes calculated, as follows:

Payment at maturity per $1,000 principal amount of notes =

$1,000 + ($1,000 x Basket Performance) = $1,000 + ($1,000 x 0.18) =

$1,000 + $180 = $1,180

SELECTED PURCHASE CONSIDERATIONS

Appreciation Potential

If the Basket Performance is greater than zero at maturity, you will receive, for each $1,000 note principal amount, a return on your investment equal to, the greater of (i) the Specified Percentage or (ii) the Basket Performance, multiplied by the $1,000 note principal amount. If the Basket Performance is less than or equal to zero, you will receive only $1,000 for each $1,000 note principal amount at maturity. Because the notes are senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

Diversification Among the BRIC Basket Currencies

The return on the notes is linked to the performance of an equally-weighted basket of global currencies, the BRIC Basket Currencies, and the terms of the notes enable you to participate in increases in the value of the BRIC Basket Currencies relative to the U.S. dollar during the term of the notes.

The Notes Should Be Taxed as Contingent Payment Debt Instruments

You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” Subject to the limitations described therein, the notes should be characterized for U.S. federal income tax purposes as “contingent payment debt instruments.” The following assumes this characterization. Regardless of your method of accounting, you generally will be required to accrue interest on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity. Interest included in income generally will increase your basis in the notes. Any gain recognized upon a sale, exchange or retirement of the notes generally will be treated as interest income for U.S. federal income tax purposes.

In addition, under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes. Please see the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders” for a discussion of certain German tax considerations relating to the notes.

We do not provide any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Comparable Yield and Projected Payment Schedule

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 31st Floor, Mail Stop NYC60-3106, New York, New York 10005, Attention: Brian Polchinski, 212-250-1039. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

SELECTED RISK CONSIDERATIONS

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the BRIC Basket Currencies. The return on your notes may be less than the return that you might achieve were you to invest in the BRIC Basket Currencies directly. You should also consider the “Risk Factors” in the accompanying product supplement dated March 6, 2007.

The Notes Do Not Pay Interest

The terms of the notes differ from those of ordinary debt securities in that we will not pay interest on the notes. Because of the variable nature of the payment due at maturity, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security. The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for an amount based on the performance of a basket of currencies relative to the U.S. dollar.

Currency Market Risk

The return on the notes at maturity is linked to the performance of the BRIC Basket Currencies and will depend on whether, and the extent to which, the Basket Performance is positive. Any positive Basket Performance will depend on the aggregate performance of the BRIC Basket Currencies relative to the U.S. dollar. The value of the notes will be affected by movements in the value of the selected currencies against the U.S. dollar, and variations in the exchange rates of one or more of the BRIC Basket Currencies may be moderated or more than offset by variations in the exchange rates of other BRIC Basket Currencies. The Payment at Maturity will only be $1,000 per $1,000 note principal amount if the Basket Performance of the BRIC Basket Currencies relative to the U.S. dollar is zero or negative.

The Notes Are Intended To Be Held To Maturity. Your Principal Is Protected Only If The Notes Are Held To Maturity.

Your principal is protected only if you hold your notes to maturity. If you sell notes in the secondary market prior to maturity, you may not receive the full principal amount of your notes with respect to such notes. You should be willing and able to hold your notes to maturity.

Changes In The Value Of The Equally Weighted BRIC Basket Currencies May Offset Each Other

Movements in the exchange rates of the BRIC Basket Currencies may not correlate with each other. As a result, the return on your investment cannot be assured by positive movements in only some of the BRIC Basket Currencies. Any gain in one position may be offset by a loss in another position. Accordingly, the performance will be based on the appreciation or depreciation of the BRIC Basket Currencies as a whole group. A positive return in one position may be offset, in whole or in part, by a negative return of a lesser, equal or greater magnitude in another position, resulting in an aggregate Basket Performance equal to or less than zero.

You can review a table of the historical exchange rates of each of the BRIC basket currencies for each calendar quarter in the period from January 1, 2002 through March 7, 2007, as reported by Bloomberg Financial Markets for such periods, and related graphs for each of the BRIC basket currencies for the period from January 1, 2002 through March 7, 2007 and a graph of the historical performance of the basket relative to the U.S. dollar for the period from January 1, 2002 through March 7, 2007 under “Historical Information.” You cannot predict the future performance of any of the BRIC Basket Currencies relative to the U.S. dollar or of the basket as a whole, or whether the strengthening of any of the BRIC Basket Currencies relative to the U.S. dollar will be offset by the weakening of other BRIC Basket Currencies relative to the U.S. dollar, based on their historical performance. In addition, there can be no assurance that the final exchange rate of any of the BRIC Basket Currencies will strengthen relative to the U.S. dollar, or that the sum of the performance values of the BRIC Basket Currencies will be positive. If the Basket Performance is less than, or equal to, zero, at maturity you will only receive the $1,000 principal amount with respect to each note you hold.

Currency Markets May Be Highly Volatile

Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. The BRIC Basket Currencies’ exchange rates may be volatile and are affected by numerous factors specific to each foreign country. These factors may affect the values of the BRIC Basket Currencies and the value of your notes in varying ways, and different factors may cause the values of the BRIC Basket Currencies relative to the U.S. dollar and the volatility of their exchange rates to move in inconsistent directions at inconsistent rates. A weakening in the exchange rate of any of the BRIC basket currencies relative to the U.S. dollar may have a material adverse effect on the value of the notes and your Payment at Maturity.

Currency Markets Are Subject to Legal and Regulatory Risks

Legal and regulatory changes could adversely affect the BRIC Basket Currencies exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. The effect of any future legal or regulatory action relating to the BRIC Basket Currencies exchange rates is not possible to predict, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the BRIC Basket Currencies and, consequently, the value of the notes and your Payment at Maturity.

The BRIC Basket Currencies are Subject to Emerging Markets’ Political and Economic Risks

The BRIC Basket Currencies are those of emerging market countries, which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, those emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions and in some cases, instability and reaction against market reforms has occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing market nation. Political or economic instability would likely have an adverse effect on the performance of the BRIC Basket Currencies, and, consequently, the value of the notes and your Payment at Maturity.

If the Liquidity of the BRIC Basket Currencies is Limited, the Value of the Notes Would Likely Be Impaired

Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the BRIC Basket Currency Ending Level, and therefore, on the return on your notes. Limited liquidity relating to the BRIC Basket Currencies may also result in Deutsche Bank AG, London Branch being unable to determine the BRIC Basket Currency Ending Level using its normal means. The resulting discretion in determining the BRIC Basket Currency Ending Level could, in turn, result in potential conflicts of interest.

Suspension or Disruptions of Market Trading in the BRIC Basket Currencies May Adversely Affect the Value of the Notes

The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. These circumstances could adversely affect the exchange rates of the BRIC Basket Currencies and, therefore, the value of the notes.

Potential Conflicts Of Interest Exist

Deutsche Bank AG, London Branch is the Issuer of the notes and the calculation agent for the notes. Deutsche Bank AG, London Branch carries out calculations necessary to calculate the Basket Performance and maintains some discretion as to how such calculations are made, in particular if the Rate Source is not available. In addition, the Issuer may hedge its obligations under the notes. There can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the notes or the performance of the BRIC Basket Currencies.

Lack of Liquidity

The notes will not be listed on any securities exchange. Deutsche Bank AG or an affiliate intends to offer to purchase the notes in the secondary market but is not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or an affiliate is willing to buy the notes. The original issue price of the notes includes the agents’ commission and the estimated cost of hedging Issuer’s obligations under the notes through one or more of its affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the original issue price, and such sale could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should intend to hold the notes until maturity.

Many Economic and Market Factors Will Affect the Value of the Notes

In addition to the reference level of the exchange rates on any day, the value of the notes will be affected by a number of economic, market and political factors that may either offset or magnify each other, including:

•	the expected volatility of the BRIC Basket Currencies and the reference currency;

•	the time to maturity of the notes;

•	the exchange rates and the volatility of the exchange rates between each BRIC Basket Currency and the U.S. dollar;

•	interest and yield rates in the market generally and in the markets of the BRIC Basket Currencies and the reference currency;

•	a suspension or disruption of market trading in any or all of the BRIC Basket Currencies or the U.S. dollar;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

We and Our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that Are Inconsistent with Investing in or Holding the Notes. Any such Research, Opinions or Recommendations Could Affect the Basket Performance of the BRIC Basket Currencies or the Market Value of the Notes

Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the appreciation potential of the BRIC Basket Currencies.

Fluctuations in the Exchange Rates Between the U.S. Dollar and the BRIC Basket Currencies Will Affect the Value of the Notes

The exchange rates between the BRIC Basket Currencies and the U.S. dollar are the result of the supply of, and the demand for, those BRIC Basket Currencies. Changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the country of each BRIC Basket Currency and the United States, including economic and political developments in other countries.

HISTORICAL INFORMATION

The Spot Rate for the Brazilian Real on each date of calculation will be the Brazilian Real/U.S. dollar offered rate for U.S. dollars, expressed as the amount of Brazilian Reais per one U.S. dollar, for settlement in two business days reported by Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consulta de Cambio” or Exchange Rate Inquiry), Option 5 (“Cotacoes para Contabilidade” or Rates for Accounting Purposes”) by approximately 6:00 p.m., Sao Paulo time, on such date of calculation.

The Spot Rate for the Russian Ruble on each date of calculation will be the Russian Ruble/U.S. dollar Specified Rate, expressed as the amount of Russian Rubles per one U.S. dollar, for settlement in one business day, calculated by the Chicago Mercantile Exchange (“CME”) and as published on CME’s website, which appears on the Reuters Screen EMTA Page, at approximately 1:30 p.m., Moscow time, on such date of calculation. The Spot Rate shall be calculated by the CME pursuant to the Chicago Mercantile Exchange/EMTA, Inc. Daily Russian Ruble Per U.S. dollar Reference Rate Methodology (which means a methodology, effective as of June 16, 2005, as amended from time to time, for a centralized industry-wide survey of financial institutions in Russia that are active participants in the Russian Ruble/U.S. dollar spot market for the purpose of determining the RUB/CME-EMTA Rate).

The Spot Rate for the Indian Rupee on each date of calculation will be the Indian Rupee/U.S. dollar reference rate, expressed as the amount of Indian Rupees per one U.S. dollar, for settlement in two business days reported by the Reserve Bank of India which appears on the Reuters Screen RBIB Page at approximately 12:30 p.m., Mumbai time, or as soon thereafter as practicable, on such date of calculation.

The Spot Rate for the Chinese Renminbi on each date of calculation will be the Chinese Renminbi/U.S. dollar official fixing rate, expressed as the amount of Chinese Renminbi per one U.S. dollar, for settlement in two business days reported by the People’s Bank of China, Beijing, People’s Republic of China, which appears on the Reuters Screen “SAEC” Page opposite the symbol “USDCNY=“ at approximately 9:15 a.m., Beijing time, on such date of calculation.

If any of the foregoing rate sources (“Rate Sources”) is unavailable with respect to any BRIC Basket Currency, the Rate Source for such BRIC Basket Currency shall be selected by the calculation agent in a commercially reasonable manner and in accordance with general market practice.

The following charts show the historical basket performance as well as the historical individual spot rates of each of the BRIC Basket Currencies against the U.S. dollar. In each case the charts use spot rates which are based on Bloomberg end of day quotations for the period end dates set forth in the following tables and not the Rate Sources set forth above. These historical data are shown for the period from January 1, 2002 to March 7, 2007. These historical data are not indicative of the historical or future values of the Spot Rates (which are determined as set forth above) or of the historical or future performance of the Basket Performance and are for illustrative purposes only. We cannot give you any assurance that the Basket Performance of the BRIC Basket Currencies will be greater than zero or that you will receive any return on your investment. Any historical upward or downward trend in the exchange rates set forth in the following charts during any period set forth below is not an indication that the Spot Rates or Basket Performance are more or less likely to increase or decrease at any time during the term of the notes. As set forth in the following tables, a high exchange rate for a given quarter indicates a weakening of the relevant BRIC Basket Currency relative to the U.S. dollar, while a low exchange rate indicates a strengthening of that BRIC Basket Currency relative to the U.S. dollar. The graphs following each BRIC Basket Currency’s exchange rate table set forth the historical exchange rate performance of each respective BRIC Basket Currency for the period from January 1, 2002 through March 7, 2007. The daily exchange rates published by Bloomberg Financial Markets may differ from the Spot Rates for the applicable BRIC Basket Currency. We will not use Bloomberg Financial Markets to determine the applicable Spot Rate for each of the BRIC Basket Currencies.

Brazilian Real

Historical High, Low and Period End Exchange Rates

January 1, 2002 through March 7, 2007

(expressed as units of Brazilian real per U.S. dollar)

Brazilian real	High	Low	Period End
2002
First Quarter	2.4805	2.2780	2.3250
Second Quarter	2.8875	2.2530	2.8175
Third Quarter	3.9505	2.7860	3.7395
Fourth Quarter	4.0040	3.4040	3.5400
2003
First Quarter	3.6815	3.2510	3.3525
Second Quarter	3.3540	2.8290	2.8440
Third Quarter	3.0675	2.8065	2.9000
Fourth Quarter	2.9710	2.8205	2.8915
2004
First Quarter	2.9725	2.7695	2.8953
Second Quarter	3.2420	2.8655	3.0850
Third Quarter	3.0919	2.8465	2.8608
Fourth Quarter	2.8958	2.6492	2.6560
2005
First Quarter	2.7854	2.5525	2.6790
Second Quarter	2.6800	2.3323	2.3325
Third Quarter	2.5117	2.2085	2.2275
Fourth Quarter	2.4000	2.1540	2.3355
2006
First Quarter	2.3540	2.0980	2.1640
Second Quarter	2.4035	2.0510	2.1650
Third Quarter	2.2359	2.1219	2.1690
Fourth Quarter	2.2035	2.1268	2.1355
2007
First Quarter (through March 7, 2007)	2.1607	2.0640	2.1121

Russian Ruble

Historical High, Low and Period End Exchange Rates

January 1, 2002 through March 7, 2007

(expressed as units of Russian ruble per U.S. dollar)

Russian ruble	High	Low	Period End
2002
First Quarter	31.210	30.2550	31.2100
Second Quarter	31.495	30.9430	31.4750
Third Quarter	31.690	31.4450	31.6900
Fourth Quarter	31.955	31.6900	31.9550
2003
First Quarter	31.9550	31.3722	31.3862
Second Quarter	31.3050	30.3075	30.3655
Third Quarter	30.7415	30.2305	30.5870
Fourth Quarter	30.5870	29.1600	29.2425
2004
First Quarter	29.2566	28.4075	28.5190
Second Quarter	29.0950	28.4950	29.0697
Third Quarter	29.2895	28.9850	29.2229
Fourth Quarter	29.2300	27.7200	27.7200
2005
First Quarter	28.3150	27.4395	27.8621
Second Quarter	28.6950	27.6860	28.6300
Third Quarter	28.8500	28.1325	28.4977
Fourth Quarter	29.0050	28.4050	28.7414
2006
First Quarter	28.7420	27.6376	27.7049
Second Quarter	27.7816	26.6887	26.8455
Third Quarter	27.0900	26.6359	26.7958
Fourth Quarter	27.0065	26.1482	26.3255
2007
First Quarter (through March 7, 2007)	26.6225	26.0925	26.2348

Indian Rupee

Historical High, Low and Period End Exchange Rates

January 1, 2002 through March 7, 2007

(expressed as units of Indian rupee per U.S. dollar)

Indian rupee	High	Low	Period End
2002
First Quarter	48.8850	48.1950	48.8150
Second Quarter	49.0713	48.7500	48.8850
Third Quarter	48.9175	48.3700	48.3750
Fourth Quarter	48.4950	47.9235	47.9750
2003
First Quarter	48.0500	47.4500	47.4700
Second Quarter	47.5025	46.3600	46.4875
Third Quarter	46.4985	45.6950	45.7600
Fourth Quarter	45.9637	45.2100	45.6250
2004
First Quarter	45.7250	43.3700	43.6000
Second Quarter	46.2850	43.2800	46.0600
Third Quarter	46.5150	45.6250	45.9500
Fourth Quarter	45.9475	43.4400	43.4600
2005
First Quarter	44.0850	43.3050	43.7450
Second Quarter	43.8450	43.2625	43.4850
Third Quarter	44.1500	43.1300	44.0150
Fourth Quarter	46.3900	44.0575	45.0500
2006
First Quarter	45.1350	44.0200	44.6225
Second Quarter	46.5600	44.5500	46.0400
Third Quarter	47.0500	45.7700	45.9250
Fourth Quarter	45.9715	44.1300	44.2600
2007
First Quarter (through March 7, 2007)	44.6800	44.2938	44.5000

Chinese Renminbi

Historical High, Low and Period End Exchange Rates

January 1, 2002 through March 7, 2007

(expressed as units of Chinese renminbi per U.S. dollar)

Chinese renminbi	High	Low	Period End
2002
First Quarter	8.2775	8.2765	8.2774
Second Quarter	8.2776	8.2765	8.2771
Third Quarter	8.2772	8.2760	8.2772
Fourth Quarter	8.2775	8.2766	8.2770
2003
First Quarter	8.2778	8.2766	8.2774
Second Quarter	8.2776	8.2768	8.2775
Third Quarter	8.2779	8.2766	8.2770
Fourth Quarter	8.2773	8.2765	8.2767
2004
First Quarter	8.2776	8.2766	8.2770
Second Quarter	8.2773	8.2765	8.2766
Third Quarter	8.2770	8.2765	8.2765
Fourth Quarter	8.2768	8.2763	8.2765
2005
First Quarter	8.2768	8.2763	8.2764
Second Quarter	8.2767	8.2763	8.2764
Third Quarter	8.2765	8.0870	8.0920
Fourth Quarter	8.0930	8.0701	8.0702
2006
First Quarter	8.0704	8.0171	8.0172
Second Quarter	8.0320	7.9922	7.9943
Third Quarter	8.0068	7.8957	7.9041
Fourth Quarter	7.9190	7.8033	7.8051
2007
First Quarter (through March 7, 2007)	7.8195	7.7365	7.7436

SUPPLEMENTAL UNDERWRITING INFORMATION

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will receive a commission that will depend on market conditions on the pricing date. The agents will not receive a commission in connection with the sale of the notes. See the “Underwriting” section in the accompanying product supplement.

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the Notes, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Notes. We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

We expect that delivery of the notes will be made against payment therefor on or about March 14, 2007, which will be the fifth business day following the date of pricing of the notes of this pricing supplement (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this pricing supplement or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of this prospectus supplement or the next succeeding business day should consult their own advisor.